Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated August 13, 2025 relating to the Common Stock, $0.001 par value per share, of Integral Ad Science Holding Corp. shall be filed on behalf of the undersigned.

SUNRIVER MANAGEMENT LLC By: /s/ Randolph Willett Cook
Name: Randolph Willett Cook
Title: Managing Member

RANDOLPH WILLETT COOK By: /s/ Randolph Willett Cook